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Exhibit 4.19

IRREVOCABLE CONVERSION NOTICE AND AGREEMENT

To:	Pioneer Drilling Company ("Pioneer") 9310 Broadway, Building I San Antonio, Texas 78217

        The undersigned registered holder of an original aggregate principal amount of $1,000,000 of Pioneer's 6.75% Convertible Subordinated Debentures due July 3, 2007, (the "Debentures"), hereby exercises its option to convert the Debentures into 232,018 shares of common stock of Pioneer in accordance with the terms of the Debenture Agreement by and between WEDGE Energy Services, L.L.C. ("WEDGE") and Pioneer dated as of July 3, 2002, as amended (the "Debenture Agreement"), effective immediately prior to the closing of the Offering (defined below) and subject to the provisions of the last two paragraphs hereof, and directs that the shares issuable and deliverable upon such conversion, together with any check for cash deliverable upon such conversion, be issued and delivered to William H. White at the following address:

William H. White
109 North Post Oak Lane, Suite 350
Houston, Texas 77024

        This notice shall be deemed to be an irrevocable exercise of the option to convert the Debentures immediately prior to the closing of the Offering (the "Effective Time"); provided that, this notice shall become revocable upon written notice to Pioneer if the closing of the Offering has not occurred prior to December 31, 2004. Mr. White covenants and agrees to deliver the Debentures to Pioneer within 5 days of the date of this notice. Pioneer covenants and agrees that after such time as Pioneer has received the Debentures and until the earlier of (i) the Effective Time or (ii) such time as Mr. White is entitled to revoke and does revoke this notice pursuant to the first sentence of this paragraph, Pioneer shall hold the Debentures in escrow, after which, in the case of a revocation, Pioneer shall return the Debentures to Mr. White upon his written request. Unless notice has been earlier revoked pursuant to the first sentence of this paragraph, at the Effective Time, the Debentures will be converted into 232,018 shares of Pioneer common stock.

        For purposes of this notice, the term "Offering" shall mean the offering which is contemplated to be made by Pioneer and certain selling shareholders, including WEDGE and Mr. White, pursuant to a registration statement on Form S-1 with the U.S. Securities and Exchange Commission to be initially filed in the quarter ending September 30, 2004 and pursuant to which Pioneer is proposing to offer up to 4,600,000 shares of its common stock in a public offering and certain selling shareholders, including WEDGE and Mr. White, are also proposing to offer up to 5,269,320 shares of Pioneer's common stock which they hold. This notice shall not affect Pioneer's right to redeem the Debentures in accordance with the terms of the Debenture Agreement and the parties hereto agree that, notwithstanding any provision in the Debenture Agreement to the contrary regarding the effective date of the conversion, this notice shall constitute a valid exercise of Mr White's conversion rights under the Debenture Agreement effective as of the Effective Time.

July 9, 2004

/s/ WILLIAM H. WHITE William H. White

Accepted and Agreed to July 9, 2004:

/s/ WM. STACY LOCKE Wm. Stacy Locke President and Chief Executive Officer Pioneer Drilling Company

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  Exhibit 4.19
IRREVOCABLE CONVERSION NOTICE AND AGREEMENT